SHAW COMMUNICATIONS INC.
(an Alberta corporation)
$300,000,000 6.15 % Senior Notes due 2016

UNDERWRITING AGREEMENT

Dated: As of April 25, 2006

Table of Contents

Section 1.	Representations and Warranties	4
(a)	Representations and Warranties by the Company.	4
(b)	Officer's Certificates	13
Section 2.	Sale and Delivery to Underwriters; Closing	13
(a)	Securities.	13
(b)	Payment.	13
(c)	Denominations; Registration	13
(d)	Appointment of Qualified Independent Underwriter	13
Section 3.	Covenants of the Company.	14
(a)	Compliance with Securities Regulations and Commission Requests	14
(b)	Filing of Amendments	14
(c)	Delivery of Filed Documents	15
(d)	Delivery of Prospectuses	15
(e)	Blue Sky Qualifications	15
(f)	Rule 158	16
(g)	Use of Proceeds	16
(h)	French Version of the Canadian Prospectus	16
Section 4.	Payment of Expenses	16
(a)	Expenses	16
(b)	Termination of Underwriting Agreement	17
Section 5.	Conditions of Underwriters' Obligations	17
(a)	Effectiveness of Registration Statement	17
(b)	Opinion of Canadian Counsel for Company	18
(c)	Opinion of U.S. Counsel for Company	18
(d)	Opinion of Canadian Counsel for Underwriters	18
(e)	Opinion of U.S. Counsel for Underwriters	19
(f)	Opinion of Regulatory Counsel	19
(g)	Officers' Certificate	19
(h)	Accountants' Comfort Letter	20
(i)	Bring-down Comfort Letter	20
(j)	Maintenance of Rating	20
(k)	Additional Documents	20
(l)	Termination of Underwriting Agreement	21
Section 6.	Indemnification	21
(a)	Indemnification of Underwriters	21
(b)	Indemnification of Company, Directors and Officers	22
(c)	Actions against Parties; Notification	23
(d)	Settlement without Consent if Failure to Reimburse	24
Section 7.	Contribution	24
Section 8.	Representations, Warranties and Agreements to Survive Delivery	25
Section 9.	Termination of Underwriting Agreement	26

UNDERWRITING AGREEMENT
April 25, 2006
Shaw Communications Inc.
Suite 900, 630-3rd Avenue S.W.
Calgary, Alberta
T2P 4L4

Attention:	Steve Wilson, Senior Vice President and Chief Financial Officer
Dear Sirs/Mesdames:
     The undersigned, TD Securities Inc. and RBC Dominion Securities Inc., and the Underwriters listed in Schedule A (collectively, the “Underwriters” and individually an “Underwriter”) understand that Shaw Communications Inc. (the “Company”) proposes to raise funds by the creation and issue of $300,000,000 principal amount of 6.15% Senior Notes due May 9, 2016 (the “Securities”) on the terms set out in Schedule B. The Securities will be unsecured senior obligations and will rank equally and rateably with all existing and future unsecured and unsubordinated indebtedness and are further described and will have the attributes substantially as outlined in the English and French language versions of the Canadian Prospectus and as outlined in the Registration Statement (as defined below) of the Company filed in respect of the issue and sale of the Securities. The Securities are to be issued pursuant to an indenture dated November 12, 2003, between the Company and Computershare Trust Company of Canada, as trustee (the “Trustee”), as supplemented by a series supplemental indenture dated as of the closing of the offering (collectively the “Indenture”).
     Subject to the terms and conditions herein set forth, the Underwriters severally offer to purchase from the Company at the Closing Time (as such term is hereinafter defined), and, by its acceptance hereof, the Company agrees to issue and sell at such time to the Underwriters, all but not less than all of the Securities in consideration for the Purchase Price (as defined in Schedule B hereto) plus accrued interest, if any, from May 9, 2006 to the date of delivery of the Securities.
     In consideration of the Underwriters’ agreement to purchase the Securities which will result from the Company’s acceptance of this offer, and in consideration of the services rendered and to be rendered by the Underwriters in connection therewith, including but not limited to: acting as financial advisors to the Company; assisting in the preparation of the Canadian Prospectus, the U.S. Prospectus and the Registration Statement and related documentation in order to qualify the Securities for sale in Canada and register the sale of the Securities in the United States; selling the Securities to the public both directly and through other dealers and brokers; and performing administrative work in connection with the sale of the Securities, you agree to pay to TD Securities Inc., or as it may direct, on behalf of the Underwriters, a fee of 1.0 per cent of the aggregate principal amount of the Securities sold to institutions by Closing Time and 2.5 per cent of the aggregate principal amount for all other sales (the “Underwriting Commission”) against receipt of the Purchase Price for the Securities. 6 per cent of the Underwriting Commission will be paid to TD Securities Inc. and 4 per cent of the Underwriting Commission will be paid to RBC Dominion Securities Inc. with the remaining 90% per cent being divided among the Underwriters pro rata based on the percentages noted in Schedule A hereof. The Underwriters agree that not fewer than 50% of the aggregate principal amount of the Securities will be sold to institutions.
     Payment of the Purchase Price for the Securities by the Underwriters will be made by wire transfer to accounts designated by the Company at least one day in advance of Closing against payment of the Underwriting Commission by the Company and delivery of the Securities in global, fully registered form for deposit in the book-entry only system administered by The Canadian Depository for Securities Limited (“CDS”) at the Closing Time at the office of counsel to the Corporation in Calgary, Alberta.
     The obligation of the Underwriters to purchase any Securities shall, in addition to being subject to the other terms and conditions described herein, be conditional on the following steps having been taken within the time frames described below (in each case, subject to terms and conditions of this Agreement, including Section 3(a) hereof):
(a)	the Company shall file a preliminary short form prospectus (including the documents incorporated by reference therein, in the English and French languages, as applicable, the “Canadian Preliminary Prospectus”) qualifying the distribution of the Securities with the Alberta Securities Commission (the “Reviewing Authority”) and the securities regulatory authorities in each of the other provinces of Canada (together with Alberta, the “Qualifying Provinces”) by no later than 12:00 p.m., on April 25, 2006, and shall obtain a decision document issued by the Reviewing Authority in its capacity as principal regulator pursuant to National Policy 43-201 — Mutual Reliance Review System For Prospectuses and Annual Information Forms and its related memorandum of understanding (collectively, the “MRRS”), evidencing that a receipt has been issued for the Canadian Preliminary Prospectus by the securities regulatory authorities in each of Qualifying Provinces (collectively, the “Canadian Regulatory Authorities”) dated April 25, 2006;

(b)	the Company shall file with the United States Securities and Exchange Commission (the “Commission”), in accordance with the provisions of the United States Securities Act of 1933, as amended, (the “1933 Act”) and the General Rules and Regulations thereunder (the “1933 Act Regulations”), a registration statement (the “Registration Statement”) on Form F-10 covering the offer and sale of the Securities under the 1933 Act, which includes the Canadian Preliminary Prospectus (with such additions and deletions as are permitted or required by Form F-10 and the applicable rules and regulations of the

Commission) (the “U.S. Preliminary Prospectus”) by 12:00 p.m. (Toronto time) on April 25, 2006;
(c)	the Company shall file with the Commission an appointment for agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement (the “Form F-X”);

(d)	the Company shall use its reasonable efforts to resolve all comments on the Canadian Preliminary Prospectus that are received from the Canadian Regulatory Authorities (as well as any comments on the Registration Statement that are received from the Commission) as soon as possible after receipt of such comments and on a basis satisfactory to the Underwriters, acting reasonably;

(e)	the Company shall issue a press release announcing the offering of the Securities immediately upon the execution of this Agreement and the filing of the Registration Statement;

(f)	the Company shall file a final short form prospectus (including the documents incorporated by reference therein, in the English and French languages, as applicable, the “Canadian Final Prospectus”) qualifying the distribution of the Securities with the Reviewing Authority and the other Canadian Regulatory Authorities, and shall obtain a decision document issued by the Reviewing Authority in its capacity as principal regulator, pursuant to the MRRS, evidencing that a receipt has been issued for the Canadian Final Prospectus by each of the Canadian Regulatory Authorities, as soon as practicable after comments on the Canadian Preliminary Prospectus are settled and, in any event, by no later than 5:00 p.m. on May 2, 2006; and

(g)	the Company shall file with the Commission, in accordance with the provisions of the Securities Act, an amendment to the Registration Statement which includes the Canadian Final Prospectus (with such additions and deletions as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission) (the “U.S. Final Prospectus”) by no later than 5:00 p.m. on May 2, 2006.
     For greater certainty, the parties agree that if the Company fails to meet the deadlines specified above for any reason whatsoever (including, without limitation, being unable to resolve any comments on the Canadian Preliminary Prospectus from the Canadian Regulatory Authorities on a basis satisfactory to the Underwriters, acting reasonably, within the time frames described above), the Underwriters shall be entitled to exercise the termination rights provided for in Section 9 hereof.
     The draft of the Canadian Preliminary Prospectus presented to the Underwriters immediately prior to the execution of this Agreement is referred to as the “Draft Canadian Prospectus”. The

Canadian Preliminary Prospectus and the Canadian Final Prospectus are referred to herein collectively as the “Canadian Prospectus”. The U.S. Preliminary Prospectus and the U.S. Final Prospectus are referred to herein collectively as the “U.S. Prospectus”. Any amendment to the Canadian Final Prospectus or the U.S. Final Prospectus, any amended or supplemental prospectus or auxiliary material, information, evidence, return, report, application, statement or document that may be filed by or on behalf of the Company under the securities laws, rules, regulations and published policy statements applicable in the Qualifying Provinces (the “Canadian Securities Law”) or with the Commission prior to the Closing Time (as hereinafter defined) and which is deemed to be incorporated by reference into the Canadian Prospectus or U.S. Prospectus, as applicable, prior to the expiry of the period of distribution of the Securities is referred to herein collectively as the “Supplementary Material.”
     Section 1. Representations and Warranties
     (a) Representations and Warranties by the Company.
     The Company represents and warrants to each Underwriter as of the date hereof and as of the Closing Time referred to in Section 2(b) hereof, and agrees with each Underwriter, as follows:
(i) Mutual Reliance Review System Decision Document; Effectiveness; No Stop Order. The Company meets the general eligibility requirements for use of Form F-10 under the 1933 Act and is eligible to file a short form prospectus with the Reviewing Authority and the Qualifying Authorities. Prior to the Closing Time, decision documents will have been obtained from the Reviewing Authority pursuant to the MRRS in respect of the Canadian Preliminary Prospectus and the Canadian Prospectus. No order preventing or suspending the distribution of the Securities has been issued by the Reviewing Authority or any Qualifying Authority and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the Company, are contemplated by the Reviewing Authority or any Qualifying Authority. As of the Closing Time, the Registration Statement will have become effective under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement will have been issued under the 1933 Act and no proceedings for that purpose will have been instituted or will be pending or, to the knowledge of the Company, contemplated by the Commission, and any request on the part of the Commission for additional information will have been complied with.
(ii) Compliance with U.S. and Canadian Securities Laws. (A) Each document filed or to be filed with the Canadian Regulatory Authorities and incorporated by reference in the Canadian Prospectus complied or will comply when so filed in all material respects with the requirements of Canadian Securities Laws as interpreted and applied by the Canadian Regulatory Authorities and none of such documents contained or will contain an untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (B) from the time that the Reviewing Authority issues a final decision document pursuant to the MRRS for the

Canadian Prospectus, no other document with respect to the Canadian Prospectus or the Registration Statement, any amendment thereto or any document incorporated by reference therein will be required to be filed or transmitted for filing with the Reviewing Authority or any Qualifying Authority or the Commission by or on behalf of the Company; (C) the information and statements contained in the Draft Canadian Prospectus constitute, full, true and plain disclosure of all material facts related to the Company and the Securities, other than information that is related solely to or derived from the pricing terms described in this Agreement; (D) on the date each is filed, and at the Closing Time, the information and statements contained in the Canadian Preliminary Prospectus and the Canadian Final Prospectus will constitute, full, true and plain disclosure of all material facts related to the Company and the Securities; (E) on the date each is filed, and at the Closing Time, the U.S. Preliminary Prospectus and U.S. Prospectus conformed, and will conform, to the Canadian Preliminary Prospectus and Canadian Prospectus, respectively, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the Commission; (F) each document, if any, filed or to be filed pursuant to the 1934 Act and incorporated by reference in the U.S. Prospectus complied or will comply when so filed in all material respects with the United States Securities Exchange Act of 1934, as amended (the “1934 Act”) and the applicable rules and regulations of the Commission thereunder; (G) the Registration Statement, when it becomes effective and at the Closing Time, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (H) when the Registration Statement becomes effective and at the Closing Time, each of the Registration Statement and the U.S. Prospectus will comply, in all material respects with the requirements of the 1933 Act, the 1933 Act Regulations, the 1939 Act and the rules and regulations of the Commission under the 1939 Act (the “1939 Act Regulations”) and; (I) neither the Canadian Prospectus nor the U.S. Prospectus at the time each is filed and at the Closing Time will contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, except that the representations and warranties set forth in this Section 1(a)(ii) do not apply to statements or omissions in the Registration Statement, the U.S. Prospectus or the Canadian Prospectus based upon information relating to an Underwriter furnished to the Company in writing by such Underwriter expressly for use therein.
(iii) Independent Accountants. Ernst & Young LLP, who are reporting upon the audited consolidated financial statements of the Company and its subsidiaries included or incorporated by reference in the Registration Statement, the U.S. Prospectus and the Canadian Prospectus, are the auditors of the Company and its subsidiaries and are independent within the meaning of the Business Corporations Act (Alberta) and securities legislation of the Qualifying Provinces and are independent public accountants as required by the 1933 Act and the 1933 Act Regulations.

(iv) Filings in Canada/U.S. Other than as contemplated in the fifth paragraph of this agreement: there are no reports or information that in accordance with the requirements of the Reviewing Authority or any Qualifying Authority must be made publicly available in connection with the offering of the Securities that have not been made publicly available as required; there are no documents required to be filed with the Reviewing Authority or any Qualifying Authority or with any other Canadian securities regulatory authority in connection with the Canadian Prospectus that have not been filed as required; and there are no contracts, documents or other materials required to be described or referred to in the Registration Statement or the U.S. Prospectus or to be filed as exhibits to the Registration Statement that are not described, referred to or filed as required.
(v) Financial Statements The financial statements of the Company and its subsidiaries included or incorporated by reference in the Draft Canadian Prospectus, the Registration Statement, the Canadian Prospectus and the U.S. Prospectus, together with the related schedules and notes, present fairly, in all material respects, the consolidated financial position of the Company and its consolidated subsidiaries, and to the knowledge of the Company and its consolidated subsidiaries, respectively, at the dates indicated and for the periods specified; said financial statements have been prepared in conformity with Canadian generally accepted accounting principles (“Canadian GAAP”) applied on a consistent basis throughout the periods involved and the consolidated financial statements of the Company have been reconciled to generally accepted accounting principles in the United States of America (“U.S. GAAP”) in accordance with item 18 of Form 20-F under the 1934 Act. The supporting schedules, if any, included or incorporated by reference in the Registration Statement present fairly, in all material respects, the information required to be stated therein.
(vi) No Material Adverse Change in Business. Since the respective dates as of which information is given in the Draft Canadian Prospectus (other than information that is related solely to or derived from the pricing terms described in this Agreement), the Registration Statement, the U.S. Prospectus, the Canadian Prospectus and the Supplementary Material, except as otherwise stated therein, (A) there has been no material adverse change in or affecting the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business (a “Material Adverse Effect”), (B) there have been no transactions entered into by the Company or any of its subsidiaries which are material with respect to the Company and its subsidiaries considered as one enterprise, and (C) except for regular dividends on the Company’s Class A Participating Shares and Class B Non-Voting Participating Shares in amounts per share that are consistent with past practice (with such increases as have been publicly announced prior to the date hereof) or in connection with the Corporation’s previously announced normal course issuer bid, there has been no dividend or distribution of any kind declared, paid or made by the Company on any class of its capital stock.

(vii) Good Standing of the Company. The Company has been duly organized and is a valid and subsisting corporation under the laws of the Province of Alberta, has the corporate power and corporate capacity to own, lease and operate its properties and to conduct its business as described in the U.S. Prospectus and the Canadian Prospectus and to enter into and perform its obligations under this Underwriting Agreement; and the Company is duly qualified as an extra-provincial or foreign corporation to transact business and is in good standing in each other jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect.
(viii) Good Standing of Subsidiaries. Each of Shaw Cablesystems Limited, Shaw Cablesystems G.P., Videon Cablesystems Inc., Canadian Satellite Communications Inc., Star Choice Communications Inc., Star Choice Television Network Incorporated and Star Choice Satellite T.V. Inc. is a “significant subsidiary” of the Company (as such term is defined in Rule 1-02 of Regulation S-X) (each a “Subsidiary” and, collectively, the “Subsidiaries”); such Subsidiaries are the only “significant subsidiaries” of the Company; and each of such Subsidiaries has been duly organized and is a valid and subsisting corporation in good standing under the laws of the jurisdiction of its incorporation, has corporate power and authority to own, lease and operate its properties and to conduct its business as described in the U.S. Prospectus and Canadian Prospectus and is duly qualified as a foreign or extra-provincial corporation to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect; except as otherwise disclosed in the Registration Statement, the U.S. Prospectus and the Canadian Prospectus, all of the issued and outstanding capital stock of each such Subsidiary has been duly authorized and validly issued, is fully paid and non-assessable and is owned by the Company, directly or indirectly free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity; none of the outstanding shares of capital stock of any Subsidiary was issued in violation of the preemptive or similar rights of any securityholder of such Subsidiary.
(ix) Capitalization. The issued and outstanding capital of the Company is as set forth in the Draft Canadian Prospectus (other than information that is related solely to or derived from the pricing terms described in this Agreement), the U.S. Prospectus and the Canadian Prospectus under the caption “Capitalization” (except for subsequent issuances of shares, if any, pursuant to reservations, agreements or employee benefit plans referred to in the U.S. Prospectus and the Canadian Prospectus or pursuant to the exercise of convertible securities or options referred to in the U.S. Prospectus and the Canadian Prospectus and subsequent purchases of shares pursuant to the Corporation’s previously announced normal course issuer bid). The shares of issued and outstanding capital of the Company have been duly authorized and validly issued and are fully paid and non-assessable; none of the outstanding shares in the capital of the Company were issued in violation of the preemptive or other similar rights of any securityholder of the Company.

(x) Authorization of Underwriting Agreement. This Underwriting Agreement has been duly authorized, executed and delivered by the Company.
(xi) Authorization of the Indenture. The Indenture has been duly authorized by the Company and duly qualified under the 1939 Act and the 1939 Act Regulations and, when duly executed and delivered by the Company and the Trustee, will constitute a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors’ rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law); no registration, filing or recording of the Indenture under the laws of Canada or any province thereof is necessary in order to preserve or protect the validity or enforceability of the Indenture or the Securities issued thereunder .
(xii) Authorization of the Securities. The Securities have been duly authorized and, at the Closing Time, will have been duly executed by the Company and, when authenticated, issued and delivered in the manner provided for in the Indenture and delivered against payment of the Purchase Price therefor as provided in this Underwriting Agreement, will constitute legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, except as the enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors’ rights generally and except as enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law), and will be in the form contemplated by, and entitled to the benefits of, the Indenture.
(xiii) Description of the Securities and the Indenture. The Securities and the Indenture will conform in all material respects to the respective statements relating thereto contained in the U.S. Prospectus and the Canadian Prospectus and are in the form contemplated by the Indenture, filed, or to be filed, with the Commission.
(xiv) Absence of Defaults and Conflicts. Neither the Company nor any of its subsidiaries is in violation of its constating documents or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease, license or other agreement or instrument to which the Company or any of its subsidiaries is a party or by which it or any of them may be bound, or to which any of the property or assets of the Company or any subsidiary is subject (collectively, “Agreements and Instruments”) except for such defaults that would not result individually or in the aggregate in a Material Adverse Effect; and the execution, delivery and performance of this Underwriting Agreement, the Indenture and the Securities and the consummation of the transactions contemplated herein and in the Registration Statement (including the issuance and sale of the Securities and the use of the proceeds from the sale of the Securities as described in the Draft Canadian Prospectus, the U.S. Prospectus and the Canadian Prospectus under the caption “Use of Proceeds”) and compliance by the Company with its obligations hereunder and under the Indenture do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or a default or Repayment Event (as defined below) under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries or pursuant to, the Agreements and Instruments (except for such conflicts, breaches or defaults or liens, charges or encumbrances that would not result individually or in the aggregate in a Material Adverse Effect), nor will such action result in any violation of the provisions of the constating documents or by-laws of the Company or any subsidiary or any applicable law, statute, rule, regulation, judgment, order, writ or decree of any government, government instrumentality or court, domestic or foreign, having jurisdiction over the Company or any subsidiary or any of their assets, properties or operations which violation would result in a Material Adverse Effect. As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Company or any of the subsidiaries.
(xv) Absence of Labour Dispute. No labour dispute with the employees of the Company or any subsidiary exists or, to the knowledge of the Company, is imminent, and the Company is not aware of any existing or imminent labour disturbance by the employees of any of its or any subsidiary’s principal suppliers, manufacturers, customers or contractors, which, in either case, may reasonably be expected to result in a Material Adverse Effect.
(xvi) Absence of Proceedings. There is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental agency or body, domestic or foreign, now pending, or, to the knowledge of the Company, threatened, against or affecting the Company or any subsidiary individually or in the aggregate which is required to be disclosed in the U.S. Prospectus, the Canadian Prospectus, the Supplementary Material or the Registration Statement (other than as disclosed therein), or which might reasonably be expected to result in a Material Adverse Effect, or which might reasonably be expected to materially and adversely affect the properties or assets of the Company and its subsidiaries considered as one enterprise or the consummation of the transactions contemplated in this Underwriting Agreement or the Indenture or the performance by the Company of its obligations hereunder or thereunder; the aggregate of all pending legal or governmental proceedings to which the Company or any subsidiary is a party or of which any of their respective property or assets is the subject which are not described in the Draft Canadian Prospectus, the U.S. Prospectus, the Canadian Prospectus, the Supplementary Material and the Registration Statement, including ordinary routine litigation incidental to the business of the Company, could not reasonably be expected to result individually or in the aggregate in a Material Adverse Effect.

(xvii) Possession of Intellectual Property. The Company and its subsidiaries possess, license or can acquire on reasonable terms, adequate trademarks, trade names and other rights to inventions, know-how (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures), patents, patent rights, licenses, copyrights, and other intellectual property (collectively, “Intellectual Property”) necessary to conduct the business now operated by them, and neither the Company nor any of its subsidiaries has received any notice or is otherwise aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances which would render any Intellectual Property invalid or inadequate to protect the interest of the Company or any of its subsidiaries therein, where such infringement or conflict (if the subject of any unfavourable decision, ruling or finding) or invalidity or inadequacy, singly or in the aggregate, would result in a Material Adverse Effect.
(xviii) Absence of Further Requirements. No filing with, or authorization, approval, consent, license, order, registration, qualification or decree of, any court or governmental authority or agency is necessary or required for the performance by the Company of its obligations hereunder, in connection with the offering, issuance or sale of the Securities hereunder or the consummation of the transactions contemplated by this Underwriting Agreement or for the due execution, delivery or performance of the Indenture by the Company, except (A) such as have already been obtained or as may be required under the 1933 Act or the 1933 Act Regulations or state securities laws and except for the qualification of the Indenture under the 1939 Act and (B) such as have been obtained or may be required under Canadian Securities Law.
(xix) Possession of Licenses and Permits. The Company and its subsidiaries possess such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by the Canadian Radio-television and Telecommunications Commission or other appropriate federal, provincial, territorial, state, local or foreign regulatory agencies or bodies necessary to own, lease, license and use its properties and assets and to conduct the business now operated by them, except where the failure to possess Governmental Licenses would not have a Material Adverse Effect; the Company and its subsidiaries are in compliance with the terms and conditions of all such Governmental Licenses, except where the failure so to comply would not, singly or in the aggregate, have a Material Adverse Effect; all of the Governmental Licenses are valid and in full force and effect, except when the invalidity of such Governmental Licenses or the failure of such Governmental Licenses to be in full force and effect would not have a Material Adverse Effect; and neither the Company nor any of its subsidiaries has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses which, singly or in the aggregate, if the subject of an unfavourable decision, ruling or finding, would result in a Material Adverse Effect.

(xx) Title to Property. The Company and its subsidiaries have good and marketable title to all real property owned by the Company and its subsidiaries and good title to all other properties owned by them, in each case, free and clear of all mortgages, pledges, liens, security interests, claims, restrictions or encumbrances of any kind except such as (a) are described in the U.S. Prospectus and the Canadian Prospectus or (b) do not, singly or in the aggregate, materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or any of its subsidiaries; and (i) all of the leases and subleases related to the business of the Company or any of its subsidiaries, and under which the Company or any of its subsidiaries holds properties described in the U.S. Prospectus and the Canadian Prospectus, are in full force and effect, and (ii) neither the Company nor any subsidiary has any notice of any claim of any sort that has been asserted by anyone adverse to the rights of the Company or any subsidiary under any of the leases or subleases mentioned above, or affecting or questioning the rights of the Company or such subsidiary to the continued possession of the leased or subleased premises under any such lease or sublease, in each case except where the failure of such leases or subleases to be in full force and effect would not have a Material Adverse Effect.
(xxi) Investment Company Act. The Company is not, and upon the issuance and sale of the Securities as herein contemplated and the application of the net proceeds therefrom as described in the U.S. Prospectus and the Canadian Prospectus will not be, an “investment company” or an entity “controlled” by an “investment company” as such terms are defined in the U.S. Investment Company Act of 1940, as amended (the “1940 Act").
(xxii) Environmental Laws. Except as disclosed in the Draft Canadian Prospectus, the Registration Statement, the U.S. Prospectus and the Canadian Prospectus, and except as would not, singly or in the aggregate, result in a Material Adverse Effect, (A) neither the Company nor any of its subsidiaries is in violation of any federal, state, provincial, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”) except where such violation would not have a Material Adverse Effect, (B) the Company and its subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements except where the failure to have such permit, authorization or approval would not have a Material Adverse Effect, (C) there are no pending or, to its knowledge, threatened, administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigations or proceedings relating to any

Environmental Law against the Company or any of its subsidiaries except where such actions, suits, demands, claims, liens, noncompliance, violations, investigations or proceedings, singly or in the aggregate, would not have a Material Adverse Effect and (D) there are no events or circumstances that might reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its subsidiaries relating to Hazardous Materials or any Environmental Laws except where such events or circumstances, singly or in the aggregate, would not have a Material Adverse Effect.
(xxiii) Disclosure Controls and Procedures. The Company maintains disclosure controls and procedures as required by Rule 13a-15 or Rule 15d-15 under the 1934 Act and as contemplated by the certifications required under Form 52-109F1 and Form 52-109F2 under Multilateral Instrument 52-109 — Certification of Disclosures in Issuer’s Annual and Interim Filings, and such controls and procedures are effective to ensure that all material information concerning the Company is made known, on a timely basis, to the individuals responsible for the preparation of the Company’s filings with the Commission and the Qualifying Authorities. The Company is not aware of (a) any significant deficiency and material weaknesses in the design or operation of internal control over financial reporting (as such term is defined by Rules 13a-15(f) and 15d-15(f) under the 1934 Act and, in Canada, under 52-109) which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting;
(xxiv) Internal Controls. The Company maintains systems of internal accounting controls sufficient to provide reasonable assurance that (A) transactions are executed in accordance with management’s general or specific authorizations; (B) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (C) access to assets is permitted only in accordance with management’s general or specific authorization; and (D) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences; provided that nothing contained in this subsection 1(a)(xxiv) shall be construed as a representation by the Company that it has applied such procedures, made such investigations or otherwise evaluated the effectiveness of its internal accounting controls as would be required if the Company was subject to Section 404 of the Sarbanes Oxley Act of 2002; and
(xxv) SOX Compliance. The Company has complied in all material respects with the Sarbanes-Oxley Act of 2002, as applicable to the Company as at the date hereof, and the corporate governance rules of the New York Stock Exchange, as applicable to the Company as at the date hereof, and Canadian Securities Laws, and, to the knowledge of the Company, the Company’s directors and executive officers, in their capacities as such, have complied in all material respects with the Sarbanes-Oxley Act of 2002, as applicable to the Company as at the date hereof, and the corporate governance rules of the New York Stock Exchange and Canadian Securities Laws.
     (b) Officer’s Certificates
     Any certificate signed by any officer of the Company or any of its subsidiaries delivered to the Underwriters or to counsel for the Underwriters shall be deemed a representation and warranty by the Company to each Underwriter as to the matters covered thereby.
     Section 2. Sale and Delivery to Underwriters; Closing
     (a) Securities. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Company agrees to sell to each Underwriter, severally and not jointly, and each Underwriter, severally and not jointly, agrees to purchase from the Company, at the price set forth in Schedule B, the aggregate principal amount of Securities set forth in Schedule A opposite the name of such Underwriter, plus any additional principal amount of Securities which such Underwriter may become obligated to purchase pursuant to the provisions of Section 10 hereof.
     (b) Payment. Payment of the Purchase Price for, and delivery of certificates for, the Securities shall be made at the offices of Fraser Milner Casgrain LLP, 30th Floor, Fifth Avenue Place, 237-4th Avenue S.W., Calgary, Alberta T2P 4X7, or at such other place as shall be agreed upon by the Underwriters and the Company, at 9:00 A.M. (Eastern time) on May 9, 2006, or such other time not later than ten business days after such date as shall be agreed upon by the Underwriters and the Company (such time and date of payment and delivery being herein called “Closing Time”).
     Payment shall be made to the Company by wire transfer of immediately available funds to a bank account designated by the Company, against delivery to the Underwriters for the respective accounts of the Underwriters of certificates for the Securities to be purchased by them. It is understood that each Underwriter has authorized TD Securities Inc., for its account, to accept delivery of, receipt for, and make payment of the Purchase Price for, the Securities which it has agreed to purchase. TD Securities Inc., individually and not as representative of the Underwriters, may (but shall not be obligated to) make payment of the purchase price for the Securities to be purchased by any Underwriter whose funds have not been received by the Closing Time, but such payment shall not relieve such Underwriter from its obligations hereunder.
     (c) Denominations; Registration
     Certificates for the Securities shall be registered in the name of “CDS & Co.” and in such denominations as may be required by the Canadian Depository for Securities Limited, or as otherwise may be requested in writing at least one full business day before the Closing Time.
     (d) Appointment of Qualified Independent Underwriter

     The Company hereby confirms its engagement of Merrill Lynch, Pierce, Fenner & Smith Incorporated as, and Merrill Lynch, Pierce, Fenner & Smith Incorporated hereby confirms its agreement with the Company to render services as, a “qualified independent underwriter” within the meaning of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. with respect to the offering and sale of the Securities in the United States. Merrill Lynch, Pierce, Fenner & Smith Incorporated, solely in its capacity as qualified independent underwriter and not otherwise, is referred to herein as the “Independent Underwriter”.
     Section 3. Covenants of the Company.
     The Company covenants with each Underwriter as follows:
     (a) Compliance with Securities Regulations and Commission Requests
     Prior to the termination of the offering of the Securities, the Company will not file the Registration Statement, the Canadian Prospectus or the U.S. Prospectus, or any amendment or supplement to any such document, unless the Company has furnished the Underwriters a copy for their review prior to filing and will not file any such document to which the Underwriters object. The Company will promptly file all reports required to be filed by it with the Reviewing Authority and the Qualifying Authorities pursuant to Canadian Securities Law and with the Commission pursuant to Section 13(a), 13(c) or 15(d) of the 1934 Act within the time periods required by the 1934 Act and the rules and regulations of the Commission thereunder for so long as the delivery of a prospectus is required in connection with the offering or sale of the Securities, and during such same period will advise the Underwriters, promptly after it receives notice thereof, of the time when any amendment to the Canadian Prospectus has been filed or receipted, when any amendment to the Registration Statement has been filed or becomes effective or any amended Canadian Prospectus or U.S. Prospectus has been filed with the Reviewing Authority and the Qualifying Authorities or the Commission, of the issuance by the Reviewing Authority, any Qualifying Authority, any stock exchange or the Commission of any stop order or of any order preventing or suspending the use of any prospectus relating to the Securities, of the suspension of the qualification of such Securities for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Reviewing Authority, any Qualifying Authority, any stock exchange or the Commission for the amending of the Registration Statement, or amending or supplementing of the Canadian Prospectus or the U.S. Prospectus or for additional information relating to the Securities; and, the Company will make every reasonable effort to prevent the issuance of any such stop order or any such order preventing or suspending the use of any prospectus relating to the Securities or the suspension of any such qualification and, in the event of the issuance of any such stop order or of any such order preventing or suspending the use of any prospectus relating to the Securities or suspending any such qualification, to promptly make every effort to obtain the withdrawal of such order.
     (b) Filing of Amendments

     If, at any time when a prospectus relating to the Securities is required to be delivered under the 1933 Act or applicable Canadian Securities Law, any event occurs as a result of which the Canadian Prospectus or the U.S. Prospectus would include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or if it shall be necessary to amend the Registration Statement or amend or supplement the Canadian Prospectus or the U.S. Prospectus to comply with Canadian Securities Law, the 1933 Act or the 1934 Act, or the respective rules thereunder, the Company promptly will (1) notify the Underwriters of such event, (2) prepare and file with the Reviewing Authority, the Qualifying Authorities and the Commission, subject to the first sentence of paragraph (a) of this Section 3, an amendment or supplement which will correct such statement or omission or effect such compliance and (3) supply any amended or supplemented Canadian Prospectus, U.S. Prospectus and Registration Statement to the Underwriters in such quantities as they may reasonably request.
     (c) Delivery of Filed Documents
     The Company will deliver to the Underwriters and counsel for the Underwriters, without charge, signed copies of the Canadian Prospectus, approved, signed and certified as required by Canadian Securities Law and signed and conformed copies of the Registration Statement as originally filed and of each amendment thereto (including exhibits filed therewith or incorporated by reference therein and documents incorporated or deemed to be incorporated by reference therein and including a signed copy of the Company Form F-X) and signed copies of all consents and certificates of experts.
     (d) Delivery of Prospectuses
     The Company will deliver to each Underwriter, without charge, as many copies of the U.S. Prospectus and the Canadian Prospectus (each as amended or supplemented) as such Underwriter has reasonably requested, and the Company hereby consents to the use of such copies for purposes permitted by the 1933 Act. The Company will furnish to each Underwriter, without charge, during the period when the U.S. Prospectus is required to be delivered under the 1933 Act or the 1934 Act, such number of copies of the U.S. Prospectus and the Canadian Prospectus (each as amended or supplemented) as such Underwriter may reasonably request. The delivery of the Canadian Prospectus or U.S. Prospectus shall constitute the consent of the Company to the use of such prospectuses in each province of Canada and in the United States, respectively.
     (e) Blue Sky Qualifications
     The Company will use its best efforts, in cooperation with the Underwriters, to qualify the Securities for offering and sale under the applicable securities laws of such states and other jurisdictions as the Underwriters may designate and to maintain such qualifications in effect so long as reasonably required for the distribution of the Securities, such period not to exceed one year; provided, however, that the Company shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject. In each jurisdiction in which the Securities have been so qualified, the Company will file such statements and reports as may be required by the laws of such jurisdiction to continue such qualification in effect so long as required for the sale of the Securities. The Company will also supply the Underwriters with such information as is necessary for the determination of the legality of the Securities for investment under the laws of such jurisdictions as the Underwriters may request.
     (f) Rule 158
     The Company will timely file such reports pursuant to the 1934 Act as are necessary in order to make generally available to its securityholders as soon as practicable an earnings statement for the purposes of, and to provide the benefits contemplated by, the last paragraph of Section 11(a) of the 1933 Act.
     (g) Use of Proceeds
     The Company will use the net proceeds received by it from the sale of the Securities in the manner specified in the Draft Canadian Prospectus, the U.S. Prospectus and in the Canadian Prospectus under the captions “Use of Proceeds” and “Capitalization”.
     (h) French Version of the Canadian Prospectus
     The Company shall cause its Canadian counsel to deliver an opinion concurrently with any filing of the Canadian Prospectus to the effect that the French language version of the Canadian Prospectus, including the documents incorporated by reference therein, (except for the financial information) is in all material respects a complete and accurate translation of the English language version thereof, and such version is not susceptible of any materially different interpretation with respect to any material matter contained therein. The Company shall cause its auditors to deliver an opinion concurrently with any filing of the Canadian Prospectus to the effect that the French language version of the financial information in the Canadian Prospectus, including financial information incorporated by reference therein, is in all material respects a complete and accurate translation of the English language version thereof, and such version is not susceptible of any materially different interpretation with respect to any material matter contained therein.
     Section 4. Payment of Expenses
     (a) Expenses
     The Company will pay all expenses incident to the performance of its obligations under this Underwriting Agreement, including (i) the preparation, printing and filing of the Registration Statement (including financial statements and exhibits and the Form F-X) as originally filed and of each amendment thereto, the Canadian Preliminary Prospectus, the Canadian Prospectus, the U.S.

Preliminary Prospectus, the U.S. Prospectus and any Supplementary Material and any amendments or supplements thereto, and the cost of furnishing copies thereof to the Underwriters, (ii) the preparation, printing and delivery to the Underwriters of this Underwriting Agreement, the Indenture and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Securities, (iii) the preparation, issuance and delivery of the certificates for the Securities to the Underwriters including any stamp or transfer taxes in connection with the original issuance and sale of the Securities, (iv) the fees and disbursements of the Company’s counsel, accountants and other advisors, (v) the qualification of the Securities under securities laws in accordance with the provisions of Section 3(d) hereof, including the filing fees incident to any necessary filings under state securities laws and the reasonable fees and disbursements of counsel for the Underwriters in connection with such state filings, (vi) the printing and delivery to the Underwriters of copies of the Canadian Preliminary Prospectus, U.S. Preliminary Prospectus, the U.S. Prospectus and the Canadian Prospectus and any amendments or supplements thereto, (vii) the preparation, printing and delivery to the Underwriters of copies of the blue sky survey and any supplement thereto, including reasonable fees and expenses of counsel for the Underwriters relating to such preparation, (viii) the fees and expenses of the Trustee, including the fees and disbursements of counsel for the Trustee in connection with the Indenture and the Securities, (ix) the fees and expenses of any transfer agent or registrar for the Securities, (x) any fees payable in connection with the rating of the Securities, (xi) the fees and expenses of the Independent Underwriter, and (xii) any fees and expenses payable in connection with any roadshow or other marketing undertaking. Except as set out in section 4(a)(v) and 4(a)(vii), section 4(b) and section 6, the Company shall not be responsible for the fees or disbursements of counsel for the Underwriters.
     (b) Termination of Underwriting Agreement
     If this Underwriting Agreement is terminated by the Underwriters in accordance with the provisions of Section 5 or Section 9(a) hereof, the Company shall reimburse the Underwriters for all of their out-of-pocket expenses, including the reasonable fees and disbursements of counsel for the Underwriters.
     Section 5. Conditions of Underwriters’ Obligations
     The obligations of the several Underwriters hereunder are subject to the accuracy of the representations and warranties of the Company contained in Section 1 hereof or in certificates of any officer of the Company or any subsidiary of the Company delivered pursuant to the provisions hereof, to the filing by the Company of various documents contemplated by the fifth paragraph of this Agreement, to the performance by the Company of its other covenants and obligations hereunder, and to the following further conditions:
     (a) Effectiveness of Registration Statement
     The Canadian Prospectus including all necessary amendments shall have been filed with the Reviewing Authority and the Qualifying Authorities and the Reviewing Authority shall have issued decision documents pursuant to the MRRS evidencing that a receipt has been issued for each of the Canadian Preliminary Prospectus and Canadian Final Prospectus by the Canadian Regulatory Authorities; the Registration Statement including all necessary amendments shall have been filed with the Commission within the applicable time period prescribed for filing and the Registration Statement shall have become effective; and at Closing Time: no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Commission; no order of the Reviewing Authority or any Qualifying Authority to cease distribution of the Securities under the Canadian Prospectus as amended or supplemented has been issued, and no proceedings for such purpose have been instituted or threatened; and all requests for additional information on the part of the Commission or the Reviewing Authority or any Qualifying Authority shall have been complied with.
     (b) Opinion of Canadian Counsel for Company
     At the Closing Time, the Underwriters shall have received the favourable opinion, dated as of the Closing Time, of Fraser Milner Casgrain LLP, Canadian counsel of the Company, in form and substance satisfactory to counsel for the Underwriters, acting reasonably, to the effect set forth in Exhibit A hereto and to such further effect as counsel to the Underwriters may reasonably request. In giving such opinion such counsel may rely, as to all matters governed by the laws of jurisdictions other than the laws of the Province of Alberta and the federal laws of Canada applicable therein, on the opinions of counsel satisfactory to the Underwriters, acting reasonably. Such counsel may state that they express no opinion as to the Communications Statutes (as defined in Exhibit D) and related matters covered by the opinion of Johnston & Buchan referred to in Section 5(f) or as to the laws of any jurisdiction other than Canadian federal laws or the laws of the Province of Alberta except as aforesaid. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and its subsidiaries and certificates of public officials.
     (c) Opinion of U.S. Counsel for Company
     At the Closing Time, the Underwriters shall have received the favourable opinion, dated as of the Closing Time, of Sherman & Howard L.L.C., United States counsel for the Company, in form and substance satisfactory to counsel for the Underwriters, acting reasonably, to the effect set forth in Exhibit B hereto and to such further effect as counsel to the Underwriters may reasonably request. Such counsel may state that they express no opinion as to the Communications Statutes and related matters covered by the opinion of Johnston & Buchan referred to in Section 5(f) or as to the laws of any jurisdiction other than U.S. federal laws or the laws of the State of New York. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and its subsidiaries and certificates of public officials.
     (d) Opinion of Canadian Counsel for Underwriters

     At the Closing Time, the Underwriters shall have received the favourable opinion, dated as of the Closing Time, of McCarthy Tétrault LLP, Canadian counsel for the Underwriters, with respect to the matters set forth in clauses (x), (xi), (xii) and (xv) inclusive. In giving such opinion such counsel may rely, as to all matters governed by the laws of jurisdictions other than the laws of the Province of Alberta and Ontario and the federal laws of Canada applicable therein upon the opinions of counsel satisfactory to the Underwriters. Such counsel may state that they express no opinion as to the Communications Statutes and related matters covered by the opinion of Johnston & Buchan referred to in Section 5(f). Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and its subsidiaries and certificates of public officials.
     (e) Opinion of U.S. Counsel for Underwriters
     At the Closing Time, the Underwriters shall have received the favourable opinion, dated as of the Closing Time, of Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel for the Underwriters, to the effect set forth in Exhibit C hereto. In giving such opinion such counsel may rely, as to all matters governed by the laws of jurisdictions other than the law of the State of New York and the federal laws of the United States, upon the opinions of counsel satisfactory to the Underwriters. Such counsel may state that they express no opinion as to the Communications Statutes and related matters covered by the opinion of Johnston & Buchan referred to in Section 5(f). Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the Company and its subsidiaries and certificates of public officials.
     (f) Opinion of Regulatory Counsel
     At the Closing Time, the Underwriters shall have received the favourable opinion, dated as of the Closing Time, of Johnston & Buchan, regulatory counsel of the Company, in form and substance satisfactory to counsel for the Underwriters acting reasonably to the effect set forth in Exhibit D hereto and to such further effect as counsel to the Underwriters may reasonably request.
     (g) Officers’ Certificate
     At Closing Time, there shall not have occurred, since the date hereof or since the respective dates as of which information is given in the U.S. Prospectus and in the Canadian Prospectus, any Material Adverse Effect, and the Underwriters shall have received a certificate of the Chief Executive Officer, the President or a Vice President of the Company and of the Chief Financial Officer of the Company, or such other officers as may be acceptable to the Underwriters, dated as of Closing Time, to the effect that (i) there has been no such Material Adverse Effect, (ii) the representations and warranties in Section 1(a) hereof are true and correct with the same force and effect as though expressly made at and as of Closing Time, (iii) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to Closing Time, and (iv) no stop order suspending the effectiveness of the Registration Statement has been issued and no order having the effect of ceasing or suspending the distribution of the Securities has been issued by the Commission or any securities commission or securities regulatory authority in Canada and no proceedings for that purpose have been instituted or are pending or are contemplated by the Commission or any securities commission or securities regulatory authority in Canada.
     (h) Accountants’ Comfort Letter
     At the time of the filing of the Canadian Final Prospectus, the Underwriters shall have received from Ernst & Young LLP a letter dated such date, in form and substance satisfactory to the Underwriters, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement, the U.S. Prospectus and the Canadian Prospectus.
     (i) Bring-down Comfort Letter
     At the Closing Time, the Underwriters shall have received from Ernst & Young LLP a letter, dated as of the Closing Time to the effect that they reaffirm the statements made in the letter furnished pursuant to subsection (h) of this Section, except that the specified date referred to shall be a date not more than three business days prior to the Closing Time.
     (j) Maintenance of Rating
     At Closing Time, the Securities shall be rated at least Ba2 (stable trend) by Moody’s Investors Service Inc., BB+ (stable trend) by Standard & Poor’s Ratings Group, a division of McGraw-Hill, Inc., and BB (high) (positive trend) by Dominion Bond Rating Service Limited and the Company shall have delivered to the Underwriters a letter dated as of the Closing Time, satisfactory to the Underwriters and its counsel, from each such rating agency, or other evidence satisfactory to the Underwriters and its counsel, confirming that the Securities have such ratings; and since the date of this Underwriting Agreement, there shall not have occurred a downgrading in the rating assigned to the Securities or any of the Company’s other securities by any “nationally recognized statistical rating agency”, as that term is defined by the Commission for purposes of Rule 436(g)(2) under the 1933 Act, and no such organization shall have publicly announced that it has under surveillance or review its rating of the Securities or any of the Company’s other securities.
     (k) No Objection
     The National Association of Securities Dealers, Inc. shall have confirmed that it has not raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements
     (l) Additional Documents

     At Closing Time, and at each date of delivery, if any, the Company shall have furnished to the Underwriters such further information, certificates and documents as the Underwriters may reasonably request and counsel for the Underwriters shall have been furnished with such documents and opinions as they may reasonably require for the purpose of enabling them to pass upon the issuance and sale of the Securities as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the Company in connection with the issuance and sale of the Securities as herein contemplated shall be satisfactory in form and substance to the Underwriters and counsel for the Underwriters.
     (m) Termination of Underwriting Agreement
     If any condition specified in this Section shall not have been fulfilled when and as required to be fulfilled, this Underwriting Agreement and the obligations of the several Underwriters to purchase the relevant Securities, may be terminated by the Underwriters by notice in writing to the Company at any time at or prior to Closing Time or such date of delivery, as the case may be, and such termination shall be without liability of any party to any other party except as provided in Section 4 and except that Sections 1, 6, 7 and 11 shall survive any such termination and remain in full force and effect.
     Section 6. Indemnification
     (a) Indemnification of Underwriters
     The Company agrees to indemnify and hold harmless each Underwriter and each person, if any, who controls any Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act as follows:
(i) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or the Canadian Prospectus (or any amendment thereto) or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact included in the U.S. Preliminary Prospectus, the U.S. Prospectus, the Canadian Preliminary Prospectus, the Canadian Prospectus or any Supplementary Material (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;
(ii) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 6(d) below) any such settlement is effected with the written consent of the Company; and
(iii) against any and all expense whatsoever, as incurred (including the fees and disbursements of one firm of counsel in each relevant jurisdiction chosen jointly by TD Securities Inc. and RBC Dominion Securities Inc.), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (A) or (B) above;
provided, however, that this indemnity agreement shall not apply to (i) any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by the Underwriters for use in the Registration Statement (or any amendment thereto) or any preliminary prospectus or the U.S. Prospectus or the Canadian Prospectus (or any amendment thereto) and (ii) any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission in any preliminary prospectus that is correct in the Canadian Prospectus or U.S. Prospectus if the person asserting any such loss, liability, claim, damage or expense purchased any of the Securities from such Underwriter but was not sent or given a copy of the Canadian Prospectus or U.S. Prospectus, at or prior to the written confirmation of the sale of such Securities to such person and (A) the Company has complied with Section 3(c) of this Agreement, and (B) any untrue statement or omission or alleged untrue statement or omission in any such preliminary prospectus has been corrected in the Canadian Prospectus or U.S. Prospectus in the reasonable view of the Underwriters and (C) it shall be established that the person asserting any such loss, liability, claim, damage or expense was not sent or given a copy of the Canadian Prospectus or U.S. Prospectus, at or prior to the written confirmation of the sale of the Securities.
     The Company also agrees to indemnify and hold harmless the Independent Underwriter, its affiliates, as such term is defined in Rule 501(b) under the 1933 Act, and selling agents and each person, if any, who controls the Independent Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, from and against any and all loss, liability, claim, damage and expense whatsoever, as incurred, incurred as a result of the Independent Underwriter’s participation as a “qualified independent underwriter” within the meaning of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. in connection with the offering of the Securities.
     (b) Indemnification of Company, Directors and Officers

     Each Underwriter severally agrees to indemnify and hold harmless the Company, its directors, each of its officers who signed the Registration Statement or the Canadian Prospectus, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a)(i) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto) or any preliminary prospectus or the U.S. Prospectus, the Canadian Prospectus or any Supplementary Material (or any amendment thereto) in reliance upon and in conformity with written information furnished to the Company by such Underwriter expressly for use in the Registration Statement (or any amendment thereto) or such preliminary prospectus or the U.S. Prospectus, the Canadian Prospectus or any Supplementary Material (or any amendment thereto).
     (c) Actions against Parties; Notification
     Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of section 6(a) above. In the case of parties indemnified pursuant to Section 6(a)(i) above, counsel to the indemnified parties shall be selected by the Underwriters, and, in the case of parties indemnified pursuant to Section 6(b) above, counsel to the indemnified parties shall be selected by the Company. An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances; provided, that, if indemnity is sought pursuant to Section 6(a)(ii), then, in addition to the fees and expenses of such counsel for the indemnified parties, the indemnifying party shall be liable for the reasonable fees and expenses of not more than one counsel (in addition to any local counsel) separate from its own counsel and that of the other indemnified parties for the Independent Underwriter in its capacity as a “qualified independent underwriter” and all persons, if any, who control the Independent Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstance if, in the reasonable judgment of the Independent Underwriter, there may exist a conflict of interest between the Independent Underwriter and the other indemnified parties. Any such separate counsel for the Independent Underwriter and such control persons of the Independent Underwriter shall be designated in writing by the Independent Underwriter. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 6 or Section 7 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.
     (d) Settlement without Consent if Failure to Reimburse
     If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 6(a)(i)(B) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received written notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.
     Section 7. Contribution
     If the indemnification provided for in Section 6 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the Company on the one hand and the Underwriters on the other hand from the offering of the Securities pursuant to this Underwriting Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the Company on the one hand and of the Underwriters on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.
     The relative benefits received by the Company on the one hand and the Underwriters on the other hand in connection with the offering of the Securities pursuant to this Underwriting Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Securities pursuant to this Underwriting Agreement (before deducting expenses) received by the Company and the total underwriting commission received by the Underwriters, in each case as set forth on the cover of the U.S. Prospectus, bear to the aggregate initial public offering price of the Securities as set forth on such cover.

     The relative fault of the Company on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.
     The Company and the Underwriters agree that Merrill Lynch, Pierce, Fenner & Smith Incorporated will not receive any additional benefits hereunder for serving as the Independent Underwriter in connection with the offering and sale of the Securities.
     The Company and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.
     Notwithstanding the provisions of this Section, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of any such untrue or alleged untrue statement or omission or alleged omission.
     No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.
     For purposes of this Section, each person, if any, who controls an Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as such Underwriter, and each director of the Company, each officer of the Company who signed the Registration Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Company. The Underwriters’ respective obligations to contribute pursuant to this Section are several in proportion to the principal amount of Securities set forth opposite their respective names in Schedule A hereto and not joint.
     Section 8. Representations, Warranties and Agreements to Survive Delivery

     All representations, warranties and agreements contained in this Underwriting Agreement or in certificates of officers of the Company or any of its subsidiaries submitted pursuant hereto shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of any Underwriter or controlling person, or by or on behalf of the Company, and shall survive delivery of the Securities to the Underwriters.
     Section 9. Termination of Underwriting Agreement
     (a) Termination; General
     The Underwriters may terminate this Underwriting Agreement, by notice to the Company, at any time at or prior to Closing Time (i) if there has been, since the time of execution of this Underwriting Agreement or since the respective dates as of which information is given in the Registration Statement, the U.S. Prospectus and the Canadian Prospectus (in each case exclusive of any amendment or supplement thereto), any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, or (ii) if there has occurred any material adverse change in the financial markets in the United States or Canada or in the international financial markets, any outbreak of hostilities or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions or any law or regulation, in each case the effect of which, in the opinion of the Underwriters, seriously adversely affects or involves, or will seriously adversely affect or involve, the financial markets or the business, operations or affairs of the Company and its subsidiaries considered as one enterprise, or (iii) if trading in any securities of the Company has been suspended or materially limited by the Commission, the Reviewing Authority or any Qualifying Authority, The Toronto Stock Exchange or The New York Stock Exchange, or if trading generally on the American Stock Exchange or the New York Stock Exchange or in the Nasdaq National Market or The Toronto Stock Exchange has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by such system or by order of the Commission, the Reviewing Authority or any Qualifying Authority, the National Association of Securities Dealers, Inc. or any other governmental authority, or a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States or with respect to Clearstream or Euroclear Systems in Europe or with respect to The Canadian Depository For Securities Limited in Canada, or (iv) if a banking moratorium has been declared by any United States federal, New York State or Canadian federal or provincial authorities.
     (b) Liabilities
     If this Underwriting Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 4 hereof, and provided further that Sections 1, 6, 7 and 11 shall survive such termination and remain in full force and effect.

     Section 10. Default by One or More of the Underwriters
     If one or more of the Underwriters shall fail at Closing Time or date of delivery, if any, to purchase the Securities which it or they are obligated to purchase under this Underwriting Agreement (the “Defaulted Securities”), the Underwriters shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth. If, however, the Underwriters shall not have completed such arrangements within such 24 hour period, then:
A. if the number of Defaulted Securities does not exceed 10% of the aggregate principal amount of the Securities to be purchased hereunder, the non-defaulting Underwriters shall be obligated, each severally and not jointly, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all non-defaulting Underwriters, or
B. if the number of Defaulted Securities exceeds 10% of the aggregate principal amount of the Securities to be purchased hereunder, this Underwriting Agreement shall terminate without liability on the part of any non-defaulting Underwriter.
     No action taken pursuant to this Section shall relieve any defaulting Underwriter from liability in respect of its default.
     In the event of any such default which does not result in a termination of this Underwriting Agreement, either the Underwriters or the Company shall have the right to postpone Closing Time for a period not exceeding seven days in order to effect any required changes in the Registration Statement, U.S. Prospectus or Canadian Prospectus or in any other documents or arrangements. As used herein, the term “Underwriter” includes any person substituted for an Underwriter under this Section.
     Section 11. Agent for Service; Submission to Jurisdiction; Waiver of Immunities
     By the execution and delivery of this Underwriting Agreement, the Company (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed CT Corporation System, 111 Eighth Avenue, New York, New York 10011, U.S.A. (or any successor) (together with any successor, the “Agent for Service”), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Underwriting Agreement or the Securities, that may be instituted in any federal or New York state court in the Borough of Manhattan in The City of New York, or brought under federal or state securities laws, and acknowledges that the Agent for Service has accepted such designation and has provided written evidence of engagement of CT Corporation System acting as such, (ii) submits to the jurisdiction of any such court in any such suit or proceeding, and (iii) agrees that service of process upon the Agent for Service and written notice of said service to the Company (mailed or delivered to its Chief

Financial Officer at its principal office in Calgary, Alberta, Canada), shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as any of the Securities shall be outstanding.
     To the extent that the Company has or hereafter may acquire any immunity from jurisdiction of any court or from any legal process (whether through service of notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, it hereby irrevocably waives such immunity in respect of its obligations under the above-referenced documents, to the extent permitted by law.
     The provisions of this Section 11 shall survive any termination of this Underwriting Agreement, in whole or in part.
     Section 12. Notices
     All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if mailed or transmitted by any standard form of telecommunication. Notices to the Underwriters shall be directed to the Underwriters c/o TD Securities Inc., TD Bank Tower, 8th Floor, 66 Wellington St. West, Toronto, Ontario M5K 1A2, Canada, attention of Jeremy Walker (fax: (416) 983-3176) and RBC Dominion Securities Inc., Royal Bank Plaza, South Tower, 200 Bay Street, 4th Floor, Toronto, Ontario M5J 2W7 Attention: Dan Coholan (fax: (416) 842-7555); and notices to the Company shall be directed to it at 630-Third Avenue S.W., Suite 900, Calgary, Alberta, Canada, T2P 4L4, Canada, attention of the Chief Financial Officer (fax: (403) 750-7469).
Section 13. Authority of Lead Underwriters
     The other Underwriters authorize TD Securities Inc. and RBC Dominion Securities Inc., on their behalf to exercise all the authority and discretion granted to the Underwriters under the Underwriting Agreement and to take all such action as they may believe desirable in connection with the performance of the Underwriting Agreement and the purchase, sale and distribution of the Securities, provided, however, that TD Securities Inc. and RBC Dominion Securities Inc. shall take no action pursuant to paragraph 6 or paragraph 7 of the Underwriting Agreement without the consent of at least one of the other Underwriters; provided further, that TD Securities Inc. and RBC Dominion Securities Inc. shall not be under any liability whatsoever to any of the other Underwriters except for want of good faith and for the obligations expressly assumed by them in this Underwriting Agreement.
Section 14. Parties
     This Underwriting Agreement shall inure to the benefit of and be binding upon each of the Underwriters and the Company and their respective successors. Nothing expressed or mentioned in this Underwriting Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters and the Company and their respective successors and the controlling persons and officers and directors referred to in Sections 6 and 7 and their heirs and legal representatives, any legal or equitable right, remedy or claim under or in respect of this Underwriting Agreement or any provision herein contained. This Underwriting Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters and the Company and their respective successors, and said controlling persons and officers and directors and their heirs and legal representatives, and for the benefit of no other person, firm or corporation. No purchaser of Securities from any Underwriter shall be deemed to be a successor by reason merely of such purchase.
Section 15. Governing Law and Time
     THIS PURCHASE AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE PROVINCE OF ALBERTA AND THE FEDERAL LAWS OF CANADA APPLICABLE THEREIN (WITHOUT REFERENCE TO ALBERTA’S CONFLICT OF LAWS PROVISIONS). EXCEPT AS OTHERWISE SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO EASTERN STANDARD TIME.
Section 16. Effect of Headings
     The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.
Section 17. Entire Agreement
     The terms and conditions of this Underwriting Agreement supersede any previous verbal or written agreement between the Underwriters and the Company with respect to the subject matter hereof.
Section 18. Counterparts
     This Underwriting Agreement may be signed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

If the foregoing is in accordance with your understanding and agreed to by you, please signify your acceptance on the accompanying duplicate of this letter and return the same to us, whereupon this letter shall constitute a binding agreement between the Company and the Underwriters.

TD SECURITIES INC.		RBC DOMINION SECURITIES INC.

“Jeremy Walker”		“Daniel R. Coholan”

Name:	Jeremy Walker	Name:	Daniel R. Coholan
Title:	Managing Director	Title:	Managing Director

CIBC WORLD MARKETS INC.		SCOTIA CAPITAL INC.

“Kevin A. Li”		“Ken Lehner”

Name:	Kevin A. Li	Name:	Ken Lehner
Title:	Managing Director	Title:	Managing Director

MERRILL LYNCH CANADA INC.		NATIONAL BANK FINANCIAL INC.

“M. Marianne Harris”		“Peter Rusheleau”

Name:	M. Marianne Harris	Name:	Peter Rusheleau
Title:	Managing Director	Title:	Managing Director

GMP SECURITIES L.P.

“Paul K. Pew”

Name:	Paul K. Pew
Title:	Vice Chairman, Investment Banking

The undersigned hereby executes this Underwriting Agreement in its capacity as “qualified independent underwriter” within the meaning of Rule 2720 of the Conduct Rules of the National Association of Securities Dealers, Inc. with respect to the offering and sale of the Securities in the United States.

MERRILL LYNCH, PIERCE, FENNER & SMITH
INCORPORATED

“M. Marianne Harris”

Name:	M. Marianne Harris
Title:	Managing Director

The foregoing is in accordance with our understanding and is accepted and agreed as of this 25th day of April, 2006.

SHAW COMMUNICATIONS INC.

By:
“Steve Wilson”

Authorized Signatory

By:
“Jim Shaw”

Authorized Signatory

SCHEDULE A

Principal
Name of Underwriter	Amount of Securities
TD Securities Inc.	$84,000,000
RBC Dominion Securities Inc.	84,000,000
CIBC World Markets Inc.	36,000,000
Scotia Capital Inc.	36,000,000
National Bank Financial Inc.	21,000,000
Merrill Lynch Canada Inc.	21,000,000
GMP Securities L.P.	18,000,000

Total	$300,000,000

SCHEDULE B
SHAW COMMUNICATIONS INC.
$300,000,000 6.15% Senior Notes due 2016
     1. The initial public offering price of the Securities shall be an amount determined by the Underwriters, plus accrued interest, if any, from the date of issuance.
     2. The purchase price (the “Purchase Price”) to be paid by the Underwriters for the Securities shall be 98.059% of the principal amount thereof against delivery of the Securities and payment of the Underwriting Commission.
     3. The interest rate on the Securities shall be 6.15% per annum.
     4. The Securities will mature on May 9, 2016.

EXHIBIT A
FORM OF OPINION OF
CANADIAN COUNSEL TO THE COMPANY
TO BE DELIVERED PURSUANT TO SECTION 5(b)
(i) The Company has been duly amalgamated and is a valid and subsisting corporation under the laws of the Province of Alberta.
(ii) The Company has all requisite corporate power and corporate capacity to own, lease and operate its properties and to conduct its business as described in the U.S. Prospectus and the Canadian Prospectus and to enter into and perform its obligations under this Underwriting Agreement.
(iii) The Canadian Prospectus in both the French language and English language, the US Prospectus and the Registration Statement have been duly approved and authorized by and on behalf of the Company and they have been duly executed pursuant to such authorizations by and on behalf of the Company and its board of directors.
(iv) The Company is extra-provincially registered to transact business in each jurisdiction in Canada in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure so to qualify or to be in good standing would not result in a Material Adverse Effect.
(v) The issued and outstanding share capital of the Company is as set forth in the U.S. Prospectus and the Canadian Prospectus under the caption “Capitalization” (except for subsequent issuances, if any, pursuant to reservations, agreements or employee benefit plans referred to in the U.S. Prospectus and the Canadian Prospectus or pursuant to the exercise of convertible securities or options referred to in the U.S. Prospectus and the Canadian Prospectus or purchased pursuant to the Company’s normal course issuer bid); the issued and outstanding shares in the capital of the Company have been duly authorized and validly issued and are fully paid and non-assessable; and none of the outstanding shares in the share capital of the Company was issued in violation of the preemptive or other similar rights conferred on any securityholder of the Company by its constating documents or the laws of Alberta.
(vi) Each of Shaw Cablesystems Limited, Shaw Cablesystems G.P., Videon Cablesystems Inc., Canadian Satellite Communications Inc., Star Choice Communications Inc., Star Choice Television Network Incorporated and Star Choice Satellite T.V. Inc. (the

“Significant Subsidiaries”) has been duly incorporated or organized and is a valid and subsisting corporation or partnership under the laws of the jurisdiction of its incorporation or organization, has the requisite power and capacity to own, lease and operate its properties and to conduct its business as described in the U.S. Prospectus and the Canadian Prospectus and is extra-provincially registered to transact business in each jurisdiction in Canada in which such registration is required, whether by reason of the ownership or leasing of property or the conduct of business, except where the failure to register would not result in a Material Adverse Effect; except as otherwise disclosed in the Canadian Prospectus, to the best of such counsel’s knowledge (A) all of the issued and outstanding shares in the capital of each Significant Subsidiary has been duly authorized and validly issued and is fully paid and non-assessable, and (B) all of the issued and outstanding share capital of, or partnership interest in, as applicable, each Significant Subsidiary is registered in the name of the Company or one of its direct or indirect wholly-owned subsidiaries and is free and clear of any security interest, mortgage, pledge, lien, encumbrance, claim or equity; none of the outstanding shares in the capital of any Significant Subsidiary were issued in violation of the preemptive or similar rights conferred on any securityholder of such Significant Subsidiary by its constating documents or the laws of its jurisdiction of incorporation or formation.
(vii) The Company has all requisite corporate power and corporate capacity to execute, deliver and perform its obligations under the Underwriting Agreement and the Underwriting Agreement has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the customary qualifications on enforceability.
(viii) The Company has all requisite corporate power and corporate capacity to execute, deliver and perform its obligations under the Indenture and the Indenture has been duly authorized, executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the customary qualifications on enforceability.
(ix) The Company has all requisite corporate power and authority to execute, deliver and perform its obligations under the Securities and the Securities are in the form contemplated by the Indenture, and the Securities have been duly authorized, executed, issued and delivered by the Company and constitute a legal, valid and binding obligation of the Company enforceable against the Company in accordance with their terms, subject to the customary qualifications on enforceability.
(x) The Securities and the Indenture conform in all material respects to the descriptions thereof contained in the Canadian Prospectus and the U.S. Prospectus.
(xi) Decision Documents pursuant to the MRRS have been obtained in respect of the Canadian Preliminary Prospectus and Canadian Final Prospectus, respectively, from the

Reviewing Authority, on its behalf and on behalf of the Qualifying Authorities, and all necessary documents have been filed, all necessary proceedings have been taken and all necessary authorizations, approvals, permits, consents and orders have been obtained under the securities laws of the Province of Alberta and the other Qualifying Provinces to permit the Securities to be issued, offered, sold and delivered in Canada through investment dealers or brokers who are registered under applicable legislation of each of the Qualifying Provinces and who have complied with the relevant provisions of such applicable legislation and the terms of such registration and in the United States, provided the applicable laws of the United States are complied with, and no other consent, approval, authorization, license, order, registration, qualification or decree of or with any government, governmental instrumentality, authority or agency or court of Canada or of the Province of Alberta is necessary or required in connection with the due authorization, execution and delivery of this Underwriting Agreement or the Indenture or for the offering, issuance, sale or delivery of the Securities in the United States, provided the applicable laws of the United States are complied with.
(xii) The Company is a “reporting issuer” or equivalent under the securities laws of the Province of Alberta and each of the other Qualifying Provinces which recognize such concept and is not, to the knowledge of such counsel, in default of any requirement under such securities laws.
(xiii) To the best of such counsel’s knowledge, there are no Canadian statutes or regulations (excluding the Communications Statutes and any other Canadian statutes specifically relating to the regulation of either or both of the Canadian broadcasting and telecommunications industries and the orders, rules, regulations and directions promulgated pursuant to such statutes, including any statutes or regulations of any province specifically relating to the regulation of either or both of the Canadian broadcasting and telecommunications industries and the orders, rules, regulations and directions promulgated thereunder, about which no opinion is expressed) that are required to be described or referred to in the Canadian Prospectus that are not described or referred to therein as required, and the descriptions thereof or references thereto are correct in all material respects.
(xiv) All descriptions in the Canadian Prospectus of contracts and other documents to which the Company or its Canadian subsidiaries are a party are accurate in all material respects; to the best of such counsel’s knowledge, after reasonable investigation, other than the Third Supplemental Indenture there are no franchises, contracts, indentures, mortgages, loan agreements, notes, leases or other information or instruments that in accordance with the requirements of the Reviewing Authority must be made publicly available in connection with the offering of the Securities that have not been made publicly available as required; there are no other documents required to be filed with the Reviewing Authority or any other Qualifying Authority in connection with the Canadian Prospectus that have not been filed as required other than the Third Supplemental Indenture.

(xv) The information in the Registration Statement under “Part II, Indemnification”, has been reviewed by such counsel and is correct in all material respects; and the opinion of such counsel in the U.S. Prospectus and the Canadian Prospectus under the captions “Certain Income Tax Information — Certain Canadian Federal Income Tax Considerations” and “Eligibility for Investment” is confirmed.
(xvi) The form and terms of the Securities have been duly authorized, approved and adopted by the Company and comply with the provisions of the Indenture, with any applicable requirements of the constating documents and by-laws of the Company and with the requirements of the Business Corporations Act (Alberta) relating thereto.
(xvii) The Company has complied with all conditions precedent to the issue of the Securities set forth in the Indenture and all applicable legislation in respect thereof.
(xviii) To the best of such counsel’s knowledge based on such counsel’s review and except as disclosed in the Canadian Prospectus, neither the Company nor any Significant Subsidiary is in violation of its constating documents or by-laws and no material default by the Company or any subsidiary exists individually or in the aggregate in the due performance or observance of any material obligation, agreement, covenant or condition contained in any contract, indenture, loan agreement, note, lease or other agreement or instrument that is described or referred to in the Registration Statement, the U.S. Prospectus or the Canadian Prospectus or filed as an exhibit to the Registration Statement.
(xix) There is not pending in the Court of Queen’s Bench of Alberta (Calgary and Edmonton Judicial Districts) or the Federal Court of Canada, or, to the best of such counsel’s knowledge, pending or threatened elsewhere any action, suit, proceeding, inquiry, or investigation, to which the Company or any Significant Subsidiary is a party, or to which the property of the Company or any Significant Subsidiary is subject, before or brought by any court or governmental agency or body, domestic or foreign, which individually or in the aggregate might reasonably be expected to result in a Material Adverse Effect, and to the best of such counsel’s knowledge, there is no pending or threatened action, suit, proceeding, inquiry, or investigation, to which any subsidiary of the Company (other than a Significant Subsidiary) is a party, or to which the property of any subsidiary of the Company (other than a Significant Subsidiary) is subject, before or brought by any court or governmental agency or body, domestic or foreign, which might reasonably be expected to result in a Material Adverse Effect, or which might reasonably be expected to materially and adversely affect the properties or assets thereof or the consummation of the transactions contemplated in this Underwriting Agreement or the Indenture or the performance by the Company of its obligations hereunder or thereunder.
(xx) The Canadian Prospectus (other than the financial statements and other financial data included or incorporated or deemed to be incorporated therein, as to which such counsel need express no opinion), when filed complied as to form in all material respects with the applicable requirements of National Instrument 44-101 — Short Form Prospectus Distributions and Companion Policy 44-101CP of the Canadian Securities Administrators and complied with the securities laws, rules and regulations of the Province of Alberta as interpreted and applied by the Reviewing Authority (except where exemptive relief has been obtained from the Reviewing Authority) except that such counsel need not, for the purposes of the opinion expressed in this paragraph, assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Prospectus.
(xxi) The documents incorporated by reference in the Canadian Prospectus as amended or supplemented (other than the financial statements and other financial data included or incorporated or deemed to be incorporated therein, as to which such counsel need express no opinion), when they were filed with the Reviewing Authority and Qualifying Authorities, appear on their face to have been appropriately responsive in all material respects to the formal requirements of the securities laws, rules and regulations of the Province of Alberta as interpreted and applied by the Reviewing Authority and Qualifying Authorities under published policy statements.
(xxii) To the best of such counsel’s knowledge, no order having the effect of ceasing or suspending the distribution of the Securities has been issued by the Reviewing Authority or any Qualifying Authority and no proceedings for that purpose have been instituted or are pending or contemplated.
(xxiii) The execution, delivery and performance of this Underwriting Agreement, the Indenture and the Securities and the consummation by the Company of the transactions contemplated in this Underwriting Agreement and the Indenture, the U.S. Prospectus, the Canadian Prospectus and the Registration Statement (including the issuance and sale of the Securities and the use of proceeds from the sale of the Securities as described in the U.S. Prospectus and the Canadian Prospectus under the caption of “Use of Proceeds” ) and compliance by the Company with its obligations under the Securities, this Underwriting Agreement and the Indenture do not and will not, whether with or without the giving of notice or lapse of time or both, conflict with or constitute a breach of, or a default or Repayment Event (as defined in Section 1(a) of this Underwriting Agreement) under, or result in the creation or imposition of any lien, charge or encumbrance upon any properties or assets of the Company or any Canadian subsidiary under any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument listed in a schedule to such opinion (except for such conflicts, breaches or defaults or liens, charges or encumbrances that would not have a Material Adverse Effect), nor will such action result in any violation of the provisions of the articles or by-laws of the Company or any Canadian subsidiary, or any applicable Canadian federal or Province of Alberta law, statute, rule, regulation, judgment, order, writ or decree known to such Counsel of any government, governmental instrumentality, or court, domestic or foreign, having jurisdiction over the Company or the Canadian subsidiaries or any of their properties, assets or operations.

(xxiv) All laws of the Province of Québec relating to the use of the French language (other than those relating to verbal communications) will be complied with in respect of the documents to be delivered to purchasers in Québec in connection with the sale of the Securities to purchasers in Québec if such purchasers receive:
A. copies of the French and English language versions of the Canadian Prospectus delivered at the same time or copies of the French language version only and forms of confirmation in the French language or in bilingual form; or
B. an English language version of the Canadian Prospectus only and forms of confirmation in the English language only if such delivery is made to physical persons who have expressly requested, in writing, such documents in the English language.
(xxv) The laws of the Province of Alberta and the federal laws of Canada applicable therein permit an action to be brought in a court of competent jurisdiction in the Province of Alberta on any final and conclusive judgment in personam of any federal or state court located in the State of New York (a “New York Court”) against the Corporation, which judgment is subsisting and unsatisfied for a sum certain with respect to the enforceability of the Indenture and the notes that is not impeachable as void or voidable under the internal laws of the State of New York if (i) the New York Court rendering such judgment had jurisdiction over the judgment debtor, as recognized by the courts of the Province of Alberta (and submission by the Corporation in the Indenture to the jurisdiction of the New York Court will be sufficient for that purpose with respect to the notes); (ii) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy, as such terms are understood under the laws of the Province of Alberta or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada); (iii) the enforcement of such judgment would not be contrary to the laws of general application limiting the enforcement of creditors’ rights including bankruptcy, reorganization, winding up, moratorium and similar laws and does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws in the Province of Alberta; (iv) no new admissible evidence relevant to the action or new right or defense is discovered prior to the rendering of judgment by the court in the Province of Alberta; (v) interest payable on the notes is not characterized by a court in the Province of Alberta as interest payable as a criminal rate within the meaning of section 347 of the Criminal Code (Canada); and (vi) the action to enforce such judgment is commenced within the appropriate limitation period; except that, under the Currency Act (Canada), any court in the Province of Alberta may only give judgment in Canadian dollars; and under the laws of Alberta, the appropriate date for such conversion when the action is on a foreign judgment may be other than the date of payment of the judgment.

     Such opinion shall additionally state that such counsel has participated in the preparation of the Registration Statement, the U.S. Prospectus, the Canadian Prospectus, and the Supplementary Material in connection with the offering of the Securities, if any, and in conferences with officers and other representatives of the Company, representatives of the independent chartered accountants for the Company, and the Underwriters, at which the contents of the Registration Statement, the U.S. Prospectus and the Canadian Prospectus and related matters were discussed and have reviewed the documents incorporated by reference in the U.S. Prospectus and the Canadian Prospectus and, although such counsel have not independently verified or checked and are not passing upon and do not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the Canadian Prospectus except as set forth in paragraphs (i), (v) and (xv) above, on the basis of such participation no facts have come to their attention which lead them to believe (a) that the Registration Statement or any amendment thereto (except for the financial statements and other financial data included or incorporated therein or omitted therefrom, as to which such counsel need not comment), at the time the Canadian Final Prospectus was filed, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or (b) that the U.S. Prospectus or the Canadian Prospectus and such Supplementary Material or any amendment or supplement thereto (except for the financial statements and other financial data included or incorporated therein or omitted therefrom, as to which such counsel need not comment), at the time the Canadian Final Prospectus was filed with the Reviewing Authority and at the time the U.S. Prospectus was issued, at the time any such Supplementary Material filed before the Closing Time was filed with the Reviewing Authority, or at the Closing Time, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.
     In giving such opinion, such counsel may rely, as to all matters governed by the laws of jurisdictions other than the laws of the province of Alberta and the federal laws of Canada applicable therein upon the opinions of local counsel, who shall be of counsel satisfactory to counsel for the Underwriters, in which case the opinion shall state that they believe the Underwriters and they are entitled to so rely. Such counsel may also state that, insofar as such opinion involves factual matters, but not legal conclusions, they have relied, to the extent they deem proper, upon certificates of officers of the Company and certificates of public officials; provided that such certificates have been delivered to the Underwriters. Such opinion shall not state that it is to be governed or qualified by, or that it is otherwise subject to, any treatise, written policy or other document relating to legal opinions.

EXHIBIT B
FORM OF OPINION OF UNITED STATES COUNSEL
FOR THE COMPANY TO BE DELIVERED PURSUANT TO SECTION 5(c)
(i) No filing with, authorization, consent, approval, license, order, registration, qualification or decree of or with any U.S. federal court or governmental authority, or agency, other than as have been made or obtained under the 1933 Act and the 1933 Act Regulations and except for the qualification of the Indenture under the 1939 Act, is necessary or required in connection with the due execution and delivery of this Underwriting Agreement or the Indenture or for the offering, issuance, sale or delivery of the Securities.
(ii) The Indenture has been duly qualified under the 1939 Act.
(iii) The description in the U.S. Prospectus and the Canadian Prospectus under the caption “Certain Income Tax Considerations — Certain U.S. Federal Income Taxation Considerations” is correct in all material respects.
(iv) Without such counsel making any accounting or mathematical determination, as to which such counsel may rely on the Company, the execution, delivery and performance of this Underwriting Agreement, the Indenture and the Securities by the Company and the consummation by the Company of the transactions contemplated in this Underwriting Agreement, the Indenture and the Registration Statement (including the issuance and sale of the Securities and the use of proceeds from the sale of the Securities as described in the U.S. Prospectus under the caption “Use of Proceeds”) and compliance by the Company with its obligations under this Agreement, the Indenture and the Securities do not and will not, whether with or without the giving of notice or lapse of time or both, result in a breach of, or default or Repayment Event (as defined in Section 1(a)(xiv) of the Underwriting Agreement) under or result in the creation or imposition of any lien, charge or encumbrance upon any properties or assets of the Company pursuant to any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or any other agreement or instrument listed in a schedule to such opinion (except for such conflicts, breaches or defaults or liens, charges or encumbrances that would not have a Material Adverse Effect), or any applicable law, statute, rule, regulation, judgment, order, writ or decree, known to such counsel, of any government, governmental instrumentality, regulatory or administrative agency, authority or commission or court in the United States, having jurisdiction over the Company or any of its properties, assets or operations.
(v) The Company is not, and upon the issuance and sale of the Securities as herein contemplated and the application of the net proceeds therefrom as described under “Use of

Proceeds” in the U.S. Prospectus and the Canadian Prospectus will not be, an “investment company”, as such terms are defined in the 1940 Act.
(vi) The Registration Statement and the Company Form F-X at the time the Registration Statement became effective and the U.S. Prospectus as of its date, appeared on their face to be appropriately responsive in all material respects to the requirements of the 1933 Act and the 1933 Act Regulations (except that in each case such counsel need not express any view as to the financial statements, schedules and other financial data and financial projections included or incorporated by reference therein or excluded therefrom or the exhibits to the Registration Statement.
     Such opinion shall also state the date that the Registration Statement became effective pursuant to Rule 467(a) under the 1933 Act; the Company Form F-X and the Trustee Form F-X were each filed with the Commission prior to the effectiveness of the Registration Statement. Such counsel shall also state that they have been advised by the Commission that no stop order suspending the effectiveness of the Registration Statement has been issued and, to the best of their knowledge, no proceedings for that purpose have been instituted or are pending or are contemplated under the Act.
     Such opinion shall additionally state that such counsel has participated in the preparation of the Registration Statement and the U.S. Prospectus in connection with the offering of the Securities, if any, and in conferences with officers and other representatives of the Company, representatives of the independent chartered accountants for the Company, and the Underwriters, at which the contents of the Registration Statement and the U.S. Prospectus and related matters were discussed and, although such counsel has not independently verified any factual information and is not passing upon and does not assume any responsibility for the accuracy, completeness or fairness of the statements contained in the U.S. Prospectus other than paragraph (iii), above, on the basis of such participation nothing has come to such counsel’s attention that would cause such counsel to believe (a) that the Registration Statement or any amendment thereto (except for the financial statements and other financial data included or incorporated therein or omitted therefrom, as to which such counsel need not comment), at the time the Registration Statement or any amendment thereto became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or (b) that the U.S. Prospectus (except for the financial statements and other financial data included or incorporated therein or omitted therefrom, as to which such counsel need not comment), as of its date and as of the Closing Time, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.
     In giving such opinion, such counsel may rely as to all matters governed by the laws of jurisdictions other than the laws of the State of New York and the federal laws of the United States applicable therein, upon opinions of local counsel, who shall be of counsel satisfactory to counsel for the Underwriters, in which case the opinion shall state that they believe the Underwriters and they are entitled to so rely. Such counsel may also state that, insofar as such opinion involves factual matters (but not as to legal conclusions), they have relied, to the extent they deem proper, upon certificates of responsible officers of the company and certificates of public officials; provided that such certificates have been delivered to the Underwriters. Such opinion shall not state that it is to be governed or qualified by, or that it is otherwise subject to, any treatise, written policy or other document relating to legal opinions, including, without limitation, the Legal Opinion Accord of the ABA Section of Business Law (1991).

EXHIBIT C
FORM OF OPINION OF UNITED STATES COUNSEL
FOR THE UNDERWRITERS TO BE DELIVERED PURSUANT TO SECTION 5(e)
(i) Based upon such counsel’s review of those laws, rules and regulations of the State of New York and the federal laws, rules and regulations of the United States of America which in each case in its experience are normally applicable to transactions of the type contemplated by the Underwriting Agreement (other than the United States federal securities laws, state securities or blue sky laws, antifraud laws and the rules and regulations of the National Association of Securities Dealers, Inc.), but without its having made any special investigation as to the applicability of any specific law, rule or regulation (“Applicable Laws”), no consent approval, license, authorization or validation of, or filing, qualification or registration with, any court, regulatory body, administrative agency or governmental body of the State of New York or the United States of America having jurisdiction over the Company under Applicable Laws which has not been obtained or taken and is not in full force and effect, is required to authorize, or is required in connection with, the execution or delivery of the Underwriting Agreement or the Indenture by the Company or the consummation by the Company of the transactions contemplated thereby.
     Such counsel shall also provide a letter which shall state that such counsel has participated in conferences with officers and other representatives of the Company, representatives of Canadian and U.S. counsel to the Company, representatives of the independent chartered accountants for the Company, and the Underwriters and the Underwriters’ Canadian Counsel, at which conferences the contents of the Registration Statement and the U.S. Prospectus and related matters were discussed and although such counsel is not passing upon and does not assume any responsibility for, the accuracy, completeness or fairness of the statements contained or incorporated by reference in the Registration Statement or the U.S. Prospectus, except as set forth in paragraph (ii) above, and have made no independent check or verification thereof, on the basis of the foregoing, such counsel will confirm that (i) the Registration Statement, at the time it became effective and the U.S. Prospectus, as of its date, appeared on their face to be appropriately responsive in all material respects to the requirements of the 1933 Act and the 1933 Act Regulations (except that in each case such counsel need not express any view as to the financial statements, schedules and other financial data and financial projections included or incorporated by reference therein or excluded therefrom or the exhibits to the Registration Statement; and (ii) no facts have come to such counsel’s attention that have caused such counsel to believe that the Registration Statement, at the time it became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or that the U.S. Prospectus, as of its date and as of the Closing Time, contained or contains an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (except that in each case such counsel need not express any view as to the financial statements, schedules and other financial data and financial projections included or incorporated by reference therein or excluded therefrom or the exhibits to the Registration Statement).

EXHIBIT D
FORM OF OPINION OF JOHNSTON & BUCHAN
SPECIAL REGULATORY COUNSEL FOR THE COMPANY
TO BE DELIVERED PURSUANT TO SECTION 5(f)
(i) Such counsel does not know of any Canadian statutes relating specifically to the regulation of either or both of the Canadian broadcasting and telecommunications industries, including any statutes of any province specifically relating to the regulation of either or both of the Canadian broadcasting and telecommunications industries, that, in their judgment, are material to the operation of the businesses of the Company as described in the U.S. Prospectus and the Canadian Prospectus other than the Broadcasting Act (Canada), the Telecommunications Act (Canada), the Radiocommunication Act (Canada) and the Copyright Act (Canada) (the “Communications Statutes”).
(ii) To their knowledge, (i) each of the Company, Canadian Satellite Communications Inc. and Star Choice Television Network Incorporated currently holds in good standing all permits, licences, franchises, and approvals of governmental authorities and agencies required pursuant to the Communications Statutes and the orders, rules, regulations and directions promulgated pursuant to such statutes and the legal or other proceedings by or before any Canadian court or judicial or administrative board or tribunal or other governmental proceedings by or before any Canadian governmental body with respect to the regulation of the Canadian broadcasting or telecommunications industries pursuant to the Communications Statutes (the “Communications Regulations”) that are necessary to conduct their respective businesses as described in the U.S. Prospectus and the Canadian Prospectus (except where the failure to do so would not, individually or in the aggregate, be expected, in our judgment, to have a materially adverse effect on the condition (financial or otherwise), earnings, business affairs or business prospects of the Company and its subsidiaries considered as one enterprise (a “Material Adverse Effect”), (ii) no revocation or limitation of any such permit, licence, franchise or approval is pending or threatened, (iii) each of the Company, Cancom and Star Choice is not in default or in violation of any such permit, licence, franchise or approval (except where such default would not, individually or in the aggregate, be expected, in our judgment, to have a Material Adverse Effect), and (iv) the authorization, issuance and delivery of the Securities and the compliance by the Company with the terms of the Indenture do not, and assuming there has been no material change in circumstances, will not conflict with or result in a breach of any of the terms or provisions of, or constitute a default under, any of such permits, licences, franchises and approvals.
(iii) Except as disclosed in the U.S. Prospectus and the Canadian Prospectus, to their knowledge, there is no threatened or pending change in the Communications Statutes which could have a Material Adverse Effect.

(iv) The execution and delivery by the Company of, and the compliance by the Company with its obligations under, this Underwriting Agreement, the Securities and the Indenture, and the consummation of the transactions contemplated therein do not and, assuming there has been no material change in existing circumstances as of the date hereof, will not result in any violation of, and do not and, assuming there has been no material change in existing circumstances will not conflict with, or result in a breach of any of the terms or provisions of, or constitute a default (or an event which with notice or lapse of time, or both, would constitute a default or permit acceleration) under, or result in the creation or imposition of, any lien, charge or encumbrance upon any properties or assets of the Company under (i) any of the Communications Regulations, or (ii) to their knowledge, any judgment, order or decree of any government, governmental, regulatory or administrative agency, authority, commission or instrumentality or court having jurisdiction, pursuant to Communications Statutes.
(v) All material aspects of the regulation of the Canadian broadcasting and telecommunications businesses of the Company described in the U.S. Prospectus and the Canadian Prospectus are subject to the exclusive constitutional jurisdiction of the Parliament of Canada and hence are governed by the laws of Canada.
(vi) No consent, approval, permit, authorization, filing, recording, license, exemption, order, registration, qualification or other requirement under the Communications Statutes or any order, rule or regulation thereunder known to them and applicable to the Company, Cancom or Star Choice is required for the sale of the Securities, the consummation of the transactions contemplated by this Underwriting Agreement and the Indenture in connection with the execution, delivery and performance by and enforcement against the Company of any of the Securities and the Indenture.
(vii) To their knowledge, the statements which relate to
(a)	the Communications Regulations,

(b)	governmental franchises and licences issued to the Company, Cancom and Star Choice pursuant to the Communications Regulations or otherwise issued to the Company, Cancom or Star Choice in connection with the regulation of the Canadian broadcasting or telecommunications industries, and

(c)	legal or other proceedings by or before any court or judicial or administrative board or tribunal or other governmental proceedings with respect to the regulation of the Canadian broadcasting and telecommunications industries in the U.S. Prospectus and the Canadian Prospectus fairly summarize the matters described therein.

     Whenever an opinion set forth above with respect to the existence or absence of facts is qualified by the phrase “to the best of our knowledge” or “to such counsel’s knowledge”, it is intended to indicate that during the course of such counsel’s representation of the Company and, as a result of receiving and reviewing the certificates of the officers of the Company, no information has come to the attention of such counsel that has given such counsel actual knowledge of the existence or absence of such facts.